Heather G. Callender hcallender@velaw.com

Tel 713.758.4618    Fax 713.615.5038

January 24, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Mellissa Campbell Duru

Re:	Magellan Midstream Holdings, L.P.

Registration Statement on Form S-1

Filed November 10, 2005

File No. 333-129623

Dear Ms. Richter:

On behalf of Magellan Midstream Holdings, L.P. (the “Company”), we have filed through EDGAR Amendment No. 3 (“Amendment No. 3”) to the above referenced Registration Statement (the “Registration Statement”) and enclose herewith five courtesy copies of Amendment No. 3.

You will note that we list the names of 12 underwriters on the cover page of Amendment No. 3. We respectfully submit to the Staff of the Securities Exchange Commission (the “Staff”) that each underwriter listed on the cover of the Partnership’s prospectus is a “lead or managing underwriter” for purposes of Item 501(b)(8)(i) of Regulation S-K. Under Rule 12b-2 promulgated under the Exchange Act, the term “managing underwriter” includes “an underwriter (or underwriters) who, by contract or otherwise, deals with the registrant; organizes the selling effort; receives some benefit directly or indirectly in which all other underwriters similarly situated do not share in proportion to their respective interests in the underwriting; or represents any other underwriters in such matters as maintaining the records of the distribution, arranging the allotments of securities offered or arranging for appropriate stabilization activities, if any.” We cite the following facts in support of our conclusion that each of the additional underwriters named in the prospectus included in Amendment No. 3—Goldman, Sachs & Co., Wachovia Capital Markets, LLC, A.G. Edwards & Sons, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Oppenheimer & Co. Inc., Raymond James &

January 24, 2006    Page 2

Associates, Inc. and RBC Capital Markets Corporation (collectively, the “Co-Managers”)—are serving as managing underwriters in respect of this offering:

•	each of the Co-Managers was invited by the issuer to serve as a managing underwriter of this offering on that basis;

•	each of the Co-Mangers will participate in the management fee for the Partnership’s initial public offering; their participation is not limited to the underwriting fee and the selling concession (the other two components of the underwriting spread) as would be the case if they were not each serving as a managing underwriter;

•	other than the number of units that they will sell, and the portion of the management fee and underwriting fee, and the amount of the selling concessions, that they will receive, there are no material distinctions among the Co-Managers, whereas there would be distinctions between (i) managing underwriters and members of a broader underwriting syndicate or (ii) underwriters and members of the selling group;

•	because common units of publicly traded partnerships, such as the Partnership, are predominantly a retail product (unlike most common stock issuances, which are predominantly subscribed for by institutional investors), each Co-Manager will be required to organize its own sales force to engage in extensive selling efforts through a distinct retail distribution system;

•	each of the Co-Managers has had an active role in performing due diligence on the issuer and it underlying business, and has reviewed the disclosure in the prospectus; and

•	we believe that retail customers purchasing common units from investment banks with established reputations for executing financings for publicly traded partnerships gain comfort from the active participation of these institutions in offerings because they are aware of the level of due diligence that these institutions perform.

In addition, each of the Co-Managers could be subject to liability in the event that there is a misstatement or omission in the prospectus, which is one of the reasons why they have actively participated in drafting and due diligence. We respectfully submit that, having placed themselves in the position of managing underwriters by playing a management role and receiving the benefits (a portion of the management fee) and exposing themselves to the

January 24, 2006    Page 3

potential detriments (prospectus liability) associated with that role, the Co-Managers are appropriately named on the cover of the prospectus.

Please contact Dan Fleckman at (713) 758-3706 or Heather Callender at (713) 758-4618 with any questions.

Very truly yours, VINSON & ELKINS L.L.P.

By:	/s/ Heather G. Callender
Heather G. Callender